ADVANCED CELL TECHNOLOGY, INC.
33 Locke Drive

Marlborough, MA 01752

November 5, 2012

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Riedler, Esq.

Re:	Advanced Cell Technology, Inc.
Registration Statement on Form S-1
Filed October 5, 2012
File No. 333-184321

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Advanced Cell Technology, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 3:00 p.m. Eastern Time, on November 6, 2012, or as soon thereafter as possible.

The Company hereby acknowledges the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Advanced Cell Technology, Inc.

By: /s/ Gary Rabin

Name: Gary Rabin

Title: Chief Executive Officer